                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. )*

                              BANCWEST CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  059790 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

             Banque Nationale de Paris   French American Banking Corporation
            16, Boulevard des Italiens             499 Park Avenue
               75009, Paris, France              New York, NY 10022
             (011) (33) (1) 4014-7286              (212) 415-9626
             Attention: Jacques Ardant        Attention: Patrick Saurat

                                With copies to:

              Rodney R. Peck                   Robert L. Tortoriello
        Pillsbury Madison & Sutro LLP    Cleary, Gottlieb, Steen & Hamilton
              P.O. Box 7880                      One Liberty Plaza
         San Francisco, CA 94120                 New York, NY 10006
              (415) 983-1000                       (212) 225-2000
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                November 1, 1998
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (CONTINUED ON FOLLOWING PAGES)

--------------------------------------------------------------------------------
CUSIP No.  059790 10 5
           -----------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
        PERSONS (ENTITIES ONLY):                     BANQUE NATIONALE DE PARIS
                                                                    94-1677765
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a)  [ ]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)                                  OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          [X]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                REPUBLIC OF FRANCE
--------------------------------------------------------------------------------
   NUMBER OF              7         SOLE VOTING POWER               25,274,312
    SHARES
 BENEFICIALLY             8         SHARED VOTING POWER                540,456
 OWNED BY EACH
   REPORTING              9         SOLE DISPOSITIVE POWER          25,274,312
  PERSON WITH
                         10         SHARED DISPOSITIVE POWER           540,456
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
        EACH REPORTING PERSON                                       25,814,768
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                         [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED
        BY AMOUNT IN ROW (11)                                              45%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                         CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.  059790 10 5
           -----------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
        PERSONS (ENTITIES ONLY):           FRENCH AMERICAN BANKING CORPORATION
                                                                    13-5088640
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a)  [ ]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)                                  OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          [X]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                          NEW YORK
--------------------------------------------------------------------------------
   NUMBER OF              7         SOLE VOTING POWER                     None
    SHARES
 BENEFICIALLY             8         SHARED VOTING POWER                540,456
 OWNED BY EACH
   REPORTING              9         SOLE DISPOSITIVE POWER                None
  PERSON WITH
                         10         SHARED DISPOSITIVE POWER           540,456
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
        EACH REPORTING PERSON                                          540,456
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                         [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED
        BY AMOUNT IN ROW (11)                                     Less than 1%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                         CO
--------------------------------------------------------------------------------

ITEM 1.      SECURITY AND ISSUER.
-------      -------------------

     The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the common stock, par value $1.00 per share (the "Common Stock"), of BancWest Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 999 Bishop Street, Honolulu, Hawaii 96813.


ITEM 2.      IDENTITY AND BACKGROUND.
-------      -----------------------

     (a-c) This Statement is being filed by Banque Nationale de Paris ("BNP") and French American Banking Corporation ("FABC" and, together with BNP, the "Reporting Person"). BNP is a Societe Anonyme, or limited liability banking corporation, organized under the laws of the Republic of France, the principal businesses of which are the conduct of retail banking activities in France and of corporate and private banking and other activities both in France and around the world. FABC is a corporation organized under the laws of the State of New York as an investment company, pursuant to Article XII of the New York Banking Law (such a corporation, an "Article XII Corporation"). Article XII Corporations are non-bank financial intermediaries, supervised and regulated by the New York Banking Department, which are permitted to engage in a variety of financially oriented activities other than deposit-taking within the State of New York. FABC is a wholly owned subsidiary of Societe Financiere Auxiliare, a Societe Anonyme, or limited liability banking corporation, organized under the laws of the Republic of France and a wholly owned subsidiary of BNP, the principal business of which is to serve as a holding company for participations of BNP in group subsidiaries. The address of the principal executive offices of BNP is 16, Boulevard des Italiens, 75009, Paris, France. The address of the principal executive offices of FABC is 499 Park Avenue, New York, New York 10022. Certain information concerning the directors and executive officers of BNP and FABC is set forth on Schedule I attached hereto, which is incorporated herein by reference.

     (d-e) On October 4, 1995, the Securities and Exchange Commission (the "Commission") issued an Order Instituting Proceeding Pursuant to Section 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions (the "Order") against FABC regarding alleged violations of the credit extension provisions under the Securities Exchange Act of 1934 (the "Exchange Act") and Regulation U promulgated by the Board of Governors of the Federal Reserve System. FABC discontinued the questioned practice after the allegations were made and the underlying provisions clarified. Without admitting or denying the allegations, FABC agreed (a) to disgorge fees charged to customers in connection with the questioned practice and interest thereon, amounting to $107,000 and $15,918.84, respectively, (b) to maintain policies reasonably designed to ensure compliance with the credit extension policies, and (c) in the event that FABC should determine to resume extending purpose credit to customers, to (i) notify the Commission of such determination before resuming those operations, and (ii) retain an independent consultant to review and make recommendations as to its clearing. See In the Matter of French American Banking Corporation, SEC Release No. 34-36333 (Oct. 4, 1995).

     Except as described herein, during the last five years, none of BNP, SFA or FABC nor, to the best knowledge of the Reporting Person, any person named in
Schedule I attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
-------      -------------------------------------------------

     The Reporting Person acquired record ownership of the equity securities reported herein on November 1, 1998 (the "Closing Date") in connection with the consummation of the transactions contemplated by that certain Agreement and Plan of Merger dated as of May 28, 1998 by and between BancWest Corporation, a California corporation ("BancWest (California)"), and the Issuer (the "Merger Agreement"). BNP was the record owner of 100% of the issued and outstanding shares of BancWest (California) common stock as of the date of execution of the Merger Agreement and held such common stock from that time through the Closing Date as a part of its general investment portfolio. FABC was the record owner of 100% of the issued and outstanding shares of Series A Preferred Stock with Cumulative and Adjustable Dividends of Bank of the West, a wholly-owned subsidiary of BancWest (California), as of the date of execution of the Merger Agreement. Prior to the Closing Date, all of such shares of preferred stock were transferred to BancWest (California) in exchange for shares of BancWest (California) common stock. Effective as of the Closing Date and in connection with the consummation of the transactions contemplated by the Merger Agreement:
(a) BancWest (California) merged with and into the Issuer (the "Merger"), (b) the Issuer's corporate name changed from "First Hawaiian, Inc." to "BancWest Corporation", and (c) the Issuer issued 25,274,312 shares of its Class A common stock, par value $1.00 per share (the "Class A Common Stock"), to BNP and 540,456 shares of Class A Common Stock to FABC.


ITEM 4.      PURPOSE OF TRANSACTION.
-------      ----------------------

     The Reporting Person acquired the shares of Class A Common Stock received by it in connection with the Merger for investment.

     Pursuant to the terms of the Issuer's Amended and Restated Certificate of Incorporation (the "Amended and Restated Certificate of Incorporation"), adopted in connection with the consummation of the Merger Agreement and the transactions contemplated thereby, the holders of Class A Common Stock are entitled to elect a specified number of directors to the Issuer's Board of Directors and to certain other rights and protections. In addition, BNP and the Issuer have entered into a Standstill and Governance Agreement, effective as of the Closing Date (the "Standstill Agreement"), which provides for, among other things, certain restrictions on the ability of BNP and its affiliates to (a) take certain actions that might result in a change in control of the Issuer, (b) acquire additional shares of Common Stock or other securities of the Issuer, (c) transfer its shares of Class A Common Stock, or (d) take other actions as a stockholder of the Issuer or otherwise. See Item 6. Contracts, Arrangements,
                                             -------  ------------------------
Understandings or Relationships with Respect to Securities of the Issuer.  The
------------------------------------------------------------------------
Reporting Person intends to review from time to time the Issuer's business affairs and financial position. Based upon such review, as well as general economic and industry conditions existing at the time, the Reporting Person may consider from time to time alternative courses of action as permitted by the Standstill Agreement. Subject to the terms of the Standstill Agreement, such actions may include the acquisition of Common Stock through open market purchases, privately negotiated transactions, through a tender or exchange offer or otherwise. Alternatively, and subject to the terms of the Standstill Agreement, such actions may involve the sale of all or a portion of the

Class A Common Stock in the open market, in privately negotiated transactions, through a public offering or otherwise.

     Except as set forth above and as described below in Item 6, the Reporting Person has no plan or proposal of the type described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
-------   ------------------------------------

     (a) BNP owns of record 25,274,312 shares of Class A Common Stock (the "BNP Shares") (convertible upon the occurrence of certain circumstances described below in Item 6 into 25,274,312 shares of Common Stock). FABC owns of record 540,456 shares of Class A Common Stock (the "FABC Shares") (convertible upon the occurrence of certain circumstances described below in Item 6 into 540,456 shares of Common Stock). Collectively, the BNP Shares and the FABC Shares represent 100% of the shares of Class A Common Stock issued and outstanding as of the date hereof (convertible upon the occurrence of certain circumstances described below in Item 6 into 45% of the shares of Common Stock that would be issued and outstanding upon such conversion, based upon the number of shares of Common Stock issued and outstanding as of the date hereof and the assumption that the Class A Common Stock currently owned of record by the Reporting Person were to be converted in full).

     Except as set forth in this Item 5(a), neither the Reporting Person nor, to the best knowledge of the Reporting Person, any person listed on Schedule I hereto beneficially owns any shares of Common Stock or Class A Common Stock.

     (b) Subject to the restrictions contained in the Standstill Agreement, (a) BNP has sole voting and investment power with respect to the BNP Shares and any shares of Common Stock into which such shares may be converted under the circumstances described below in Item 6 and shared voting and investment power with respect to the FABC Shares and any shares of Common Stock into which such shares may be converted under the circumstances described below in Item 6 and
(b) FABC has shared voting and investment power with respect to the FABC Shares and any shares of Common Stock into which such shares may be converted under the circumstances described below in Item 6.

     (c) Neither the Reporting Person nor, to the best knowledge of the Reporting Person, any person listed on Schedule I hereto has effected any transaction in shares of Common Stock during the past 60 days.

     (d) The Reporting Person has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock owned by it; provided, however, that the Reporting Person has waived any right to receive any dividends otherwise payable to it as a result of its being a record holder of Class A Common Stock on the record date established by the Issuer's Board of Directors for payment of a 1998 fourth quarter dividend on shares of Common Stock.

     (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
-------   ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER.
          ---------------------------

     Except as set forth below in this Item 6, there is no understanding or relationship (legal or otherwise) among the persons named above in Item 2 or between any such person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

TERMS OF THE CLASS A COMMON STOCK

     The Amended and Restated Certificate of Incorporation provides for, among other things, the creation of the Class A Common Stock. The following summary of certain aspects of the Class A Common Stock is qualified in its entirety to the copy of the Amended and Restated Certificate of Incorporation attached as
Exhibit 3(i) to the Issuer's Current Report on Form 8-K filed with the Commission on November 5, 1998 (the "Issuer's Current Report") and incorporated herein by reference.

     Voting Rights
     -------------

     The Issuer's Amended and Restated Certificate of Incorporation provides that, except as may otherwise be required by law and except in connection with the election of directors or certain class voting rights as set forth below, each share of Class A Common Stock will be entitled to one vote on each matter in respect of which the holders of the Common Stock are entitled to vote, and the holders of the Class A Common Stock will vote together with the holders of the Common Stock as one class. So long as any shares of Class A Common Stock are outstanding, certain fundamental corporate actions by the Issuer will require the consent or affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock, voting separately as a class, if such actions have not been approved by the affirmative vote of two-thirds of the entire Board of Directors of the Issuer.

     The Issuer's Amended and Restated Certificate of Incorporation provides that so long as any shares of Class A Common Stock are outstanding, the affirmative vote of the holders of a majority of the shares of Common Stock and Class A Common Stock at the time outstanding, voting together as a class, will be required for each of the following actions (except in respect of any actions described in clauses (i), (ii), (iii) or (ix), in which case the holders of the Class A Common Stock will vote separately as a class); unless any such action has been approved by the affirmative vote of two-thirds of the entire Board of Directors of the Issuer (which, as long as BNP continues to own a substantial amount of Class A Common Stock, will require the concurrence of at least some of the Class A Directors nominated by BNP) (in which case, only such vote, if any, of the stockholders of the Issuer as is required under applicable law or otherwise under the Issuer's Amended and Restated Certificate of Incorporation or the Issuer's By-Laws will be required): (i) the amendment of the certificate of incorporation or by-laws of the Issuer so as to materially and adversely affect the rights of the holders of Class A Common Stock; (ii) (A) the issuance of any series or class of capital stock having either (x) more than one vote per share or (y) a class vote on any matter, except to the extent such class vote is required by Delaware law or to the extent that holders of any series of preferred stock may have the right, voting separately as a class, to elect a number of directors of the Issuer upon the occurrence of a default in payment of dividends or redemption price or (B) the adoption of any stockholder rights plan; (iii) the issuance of any series of preferred stock which at the time of such issuance would not constitute "non-voting shares" as defined in 12 C.F.R.
(S) 225.2(q)(2) or any successor provision; (iv) the issuance of shares of any class of capital stock or other securities of the Issuer which are then entitled to vote generally in the election of directions ("Voting Securities") to any person or entity (including the subsidiaries of the Issuer and, for this purpose, irrespective of whether such subsidiaries are entitled to vote such securities) representing voting power in excess of (i) 20% of the aggregate voting power of the outstanding Voting Securities as of the date of such issuance or (ii) 35% of the aggregate voting power of the average number of Voting Securities outstanding over the previous twelve months (calculated for this purpose based on the number of Voting Securities issued and outstanding on the last day of each of the twelve calendar months immediately preceding the month in which such issuance occurs); provided that for purposes of this clause
(iv), (A) the issuance of options, warrants or other securities exercisable for or convertible into Voting Securities (other than pursuant to dividends or other distributions paid or distributed ratably to all stockholders of the Issuer) shall be deemed to be the issuance of Voting Securities for or into which such securities are exercisable or convertible and if the Issuer enters into an agreement to issue Voting Securities such Voting Securities shall be deemed to be issued on the date that the Issuer executes an agreement to issue such Voting Securities and (B) such percentages shall be calculated on a pro forma basis after giving effect to the issuance or issuances in question; (v) any merger, consolidation or other business combination in which the Issuer is a constituent company if the Issuer is not the surviving or resulting entity in such transaction (or if the Issuer is the surviving or resulting entity and such transaction results in a change of control or the sale, exchange, lease or mortgage of all or substantially all of the Issuer's assets in one transaction or a series of related transactions; (vi) any acquisition, directly or indirectly, by the Issuer or any of its subsidiaries (except from the Issuer or a subsidiary of the Issuer) of any assets or businesses, in one transaction or a series of related transactions in any twelve-month period (whether by merger, tender or exchange offer, asset purchase or otherwise), in which the consideration paid by the Issuer (i) if in shares of Common Stock, will exceed 20% of the aggregate voting power of the outstanding Voting Securities as of the date that the Issuer or any such subsidiary enters into a definitive agreement to effect such transaction or, in the case of a series of related transactions, as of the date that the Issuer or any such subsidiary enters into a definitive agreement to effect the last of such related transactions, or (ii) if in cash, property or other securities of the Issuer, has a fair market value (determined in accordance with the Issuer's Amended and Restated Certificate of Incorporation) at the time of the execution by the corporation or such subsidiary of a definitive agreement to effect such transaction or, in the case of a series of related transactions, at the time of the execution by the Issuer or such subsidiary of a definitive agreement to effect the last of such related transactions, which will exceed one-fourth of the market capitalization of the Issuer at such time; (vii) any disposition, directly or indirectly, by the Issuer or any of its subsidiaries (except to the Issuer or a subsidiary of the Issuer) of any assets or businesses, in one transaction or a series of related transactions in any twelve-month period (whether by merger, tender or exchange offer, asset purchase or otherwise) in which the book value of the assets disposed of (as shown on the most recently available financial statements of the Issuer) exceed one-sixth of the total consolidated assets of the Issuer (as shown on its balance sheet contained in the Issuer's most recently filed annual or quarterly report) at the time of the execution by the Issuer or such subsidiary of a definitive agreement to effect such disposition or, in the case of a series of related transactions, at the time of the execution by the Issuer or such subsidiary of a definitive agreement to effect the last of such dispositions; (viii) the voluntary liquidation or dissolution of the Issuer; or
(ix) any merger, consolidation, recapitalization, reorganization, sale, acquisition, other business combination or other transaction to which the Issuer is a party involving the issuance of Voting Securities of the Issuer that does not result in a change of control of the Issuer if, as a result of such transaction, any person (other than a holder of shares of Class A Common Stock) would become the beneficial owner of 25% or more of the total voting power of all Voting Securities of the Issuer outstanding after such transaction or any three persons (other than holders of shares of Class A Common Stock) would become the beneficial owners of 45% or more of the total voting power of all Voting Securities of the corporation outstanding after such transaction. In addition, a two-thirds vote of the authorized number of directors is required in order to alter or amend certain provisions of the Issuer's By-Laws.

     Election of Directors
     ---------------------

     The Issuer's Amended and Restated Certificate of Incorporation provides that the holders of the Class A Common Stock will have the right, voting separately as a class, to elect that number of directors of the Issuer (the "Class A Directors") equal to the product (rounded to the nearest whole number) of (x) the Class A Multiplier (as defined below) and (y) the total number of directors constituting the entire Board of Directors; provided that the number of directors entitled to be elected by holders of Class A Common Stock cannot constitute a majority of the total number of directors constituting the entire Board of Directors. The holders of shares of Common Stock will not be entitled to vote with respect to the election of the Class A Directors. The "Class A Multiplier" is equal to .45, if the percentage of the outstanding Common Stock and Class A Common Stock represented by shares of Class A Common Stock, determined in accordance with the Issuer's Amended and Restated Certificate of Incorporation (the "Class A Interest") is greater than or equal to 40% and less than or equal to 45%; .35, if the Class A Interest is greater than or equal to 35% and less than 40%; .30, if the Class A Interest is greater than or equal to 30% and less than 35%; .25, if the Class A Interest is greater than or equal to 25% and less than 30%; .20, if the Class A Interest is greater than or equal to 20% and less than 25%; .15, if the Class A Interest is greater than or equal to 15% and less than 20%; and .10, if the Class A Interest is greater than or equal to 10% and less than 15%. The directors of the Issuer other than the Class A Directors (the "Non-Class A Directors") will be elected by the holders of the class or classes or series of stock entitled to vote therefor (currently consisting only of the Common Stock), but excluding the Class A Common Stock.

     The Issuer's Amended and Restated Certificate of Incorporation provides that person who is not an officer of BNP or any of its affiliates may not be a nominee for a Class A directorship unless such person is reasonably satisfactory to the Board of Directors of the Issuer as evidenced by a resolution duly adopted by a majority of the directors constituting the entire Board of Directors of the Issuer prior to the time such person is nominated for a Class A directorship.

     Nominations for Chief Executive Officer and Chief Operating Officer
     -------------------------------------------------------------------

     Pursuant to the Issuer's Amended and Restated Certificate of Incorporation, a nominating committee of Class A Directors and Non-Class A Directors was established to nominate successors to the chief executive officer and chief operating officer of the Issuer.

     Conversion of Class A Common Stock
     ----------------------------------

     The Issuer's Amended and Restated Certificate of Incorporation provides that if (i) any share of Class A Common Stock is sold, transferred, assigned, pledged, encumbered or otherwise disposed of (each such act a "Transfer") to any person other than an (A) affiliate of the transferring holder, (B) a Qualified Transferee (as defined below under "Standstill Agreement--Transfer Restrictions and Related Provisions--Transfer Restrictions") or (C) a Qualified Pledgee (as defined below under "Standstill Agreement--Transfer Restrictions and Related Provisions--Transfer Restrictions"), then each such share of Class A Common Stock will automatically be converted into one share of

Common Stock. Each outstanding share of Class A Common Stock also will automatically be converted into one share of Common Stock if the Class A Interest decreases to less than 10%. In addition, shares of Class A Common Stock may be converted into Common Stock at the option of the Reporting Person following the commencement of a tender or exchange offer or a Business Combination Proposal (as defined below) by BNP under the circumstances described below under "Standstill Agreement--Standstill Related Provisions--Early Release from Standstill Provisions".

STANDSTILL AGREEMENT

     The following summary of the Standstill Agreement is qualified in its entirety by reference to the copy of the agreement attached as Exhibit 4(i) to the Issuer's Current Report and incorporated herein by reference.

     Standstill and Related Provisions
     ---------------------------------

     Standstill Period. The Standstill Agreement provides that, subject to certain limited exceptions described below, during the four year period commencing on the Closing Date (the "Standstill Period"), neither BNP nor any of its affiliates, directors or executive officers may acquire beneficial ownership of additional Voting Securities such that BNP and its affiliates would beneficially own more than 45% of all Voting Securities outstanding (such percentage or such lower percentage as may be in effect at any time in accordance with the provisions described below, the "Permitted Ownership Percentage" and such restrictions, the "Acquisition Restrictions"). The Permitted Ownership Percentage will decrease as a result of a Transfer by BNP of any capital stock of the Issuer, including securities convertible into, or exchangeable for, such stock, and options, warrants or other rights to acquire such stock ("Equity Securities") (other than Transfers by BNP to its affiliates or Transfers pursuant to a Public Offering or Rule 144 Sale (each as defined under "Transfer Restrictions and Related Provisions--Transfer Restrictions" below) of less than 10% of the Equity Securities beneficially owned by BNP and its affiliates). If BNP's and its affiliates' percentage ownership of the Issuer's Equity Securities (the "Ownership Percentage") decreases by an aggregate of less than 10% from the Ownership Percentage on the same date of the prior year (the "Transfer Measurement Date") as a result of a Transfer of any Equity Securities pursuant to a Public Offering or a Rule 144 Sale, BNP will be permitted to acquire additional Equity Securities to maintain the Permitted Ownership Percentage that was in effect on the Transfer Measurement Date. If the BNP's Ownership Percentage decreases as a result of an issuance by the Issuer of Common Stock or other Equity Securities (whether in a public offering, in connection with an acquisition, upon exercise of employee stock options or otherwise), BNP and its affiliates will be permitted to purchase additional Equity Securities in the open market or in privately-negotiated transactions so long as, after giving effect to such purchases, its Ownership Percentage will not exceed the then-applicable Permitted Ownership Percentage. If BNP's Ownership Percentage increases to an amount in excess of the then-applicable Permitted Percentage Ownership as the result of a repurchase or redemption of Equity Securities by the Issuer, then BNP will be required to dispose of such excess securities through either a sale of such securities to the Issuer or pursuant to Public Offering or a Rule 144 Sale.

     Notwithstanding the foregoing acquisition restrictions, BNP will be entitled at any time to acquire additional shares of Common Stock if (i) BNP makes a capital infusion into the Issuer (A) in response to the requirements of applicable U.S. bank regulatory authorities, as advised in writing to the Issuer by such authority, or (B) because the Issuer ceases to be a "well-capitalized" bank holding company within the meaning of applicable bank regulatory guidelines and is not restored to the status of a "well-capitalized" bank holding company within twelve months after the date on which it ceased to be a "well-capitalized" bank holding company or (ii) the Issuer shall become subject to any regulatory capital directive, or become an institution in "troubled" condition under 12 C.F.R. (S) 263.81(c) or under any successor provisions. Any shares of the Issuer acquired by BNP under circumstances described in this paragraph will not be subject to the voting restrictions described below under "Voting of Shares by the Reporting Person." If BNP wishes to acquire additional shares of Common Stock following any such acquisition of shares, such acquisition may only be effected through a Business Combination Proposal (as defined under "--Early Release from Standstill Provisions" below) which provides for a price per share that is determined by an independent investment banking firm to be fair from a financial point of view to the holders of the Common Stock.

     Early Release from Standstill Provisions. The Acquisition Restrictions will not apply if:

          (i) a third party who is not an affiliate of BNP or any of its affiliates (a "Third Party") commences a bona fide tender or exchange offer for more than 50% of the outstanding Common Stock and Class A Common Stock (collectively, the "Issuer Common Shares") and the Issuer's Board of Directors does not both (x) recommend against the tender or exchange offer within ten business days after the commencement thereof (which, in the case of an exchange offer, shall be deemed to be the effective date of the registration statement relating to the securities offered in such exchange offer) or such longer period as shall then be permitted under the rules of the Commission and (y) adopt a stockholders' rights plan (if the Issuer does not then have one in effect) which does not contain an exception from the definition of "Acquiring Person", "Triggering Event" or similar terms for such Third Party or its affiliates (it being understood that, notwithstanding the foregoing, the Issuer's Board of Directors shall not be required to adopt such a plan if such plan is opposed by any of the Class A Directors),

          (ii) a Third Party acquires beneficial ownership of 25% of the outstanding Issuer Common Shares (other than as a result of purchases of such securities from the Issuer) and at such time the Ownership Percentage is equal to at least 25%, or

          (iii) a Third Party acquires beneficial ownership of 20% of the outstanding Issuer Common Shares (other than as a result of purchases of such securities from the Issuer) and publicly discloses a possible intention to seek control of the Issuer or to engage in a transaction that would result in a "Change of Control" (as defined in the Standstill Agreement) of the Issuer and at such time, the Ownership Percentage is equal to at least 20%;

provided that if the Acquisition Restrictions terminate as a result of any of
(i), (ii) or (iii) above, BNP may only acquire shares of Issuer Common Stock pursuant to (x) a tender or exchange offer for any and all outstanding shares of Issuer Common Stock or (y) a Business Combination Proposal (as defined below) for the Issuer so long as (A) such proposal is made in writing delivered only to the executive committee of the Issuer's Board of Directors (the "Executive Committee") and (B) BNP and its representatives keep confidential and refrain from disclosing to any other person the fact that they have made any such proposal or any of the terms thereof. If (x) the tender or exchange offer referred to in clause (i) has been terminated, (y) the Third Party referred to in clauses (ii) or (iii) has reduced its beneficial ownership below 25% or 20%, respectively, of the outstanding Issuer Common Shares or (z) the Third Party referred to in clause (iii) has publicly altered or modified its prior public disclosure to provide that it intends to hold the shares acquired for investment purposes and not with the intention to seek control of the Issuer or to engage in a transaction that would result in a Change of Control of the Issuer, in each case without BNP having made a bona fide tender or exchange offer or a bona fide Business Combination Proposal, then the Acquisition Restrictions will be reinstated at the Permitted Ownership Percentage in effect prior to the termination of the Acquisition Restrictions. "Business Combination Proposal" means any proposal with respect to a merger or consolidation in which the Issuer is a constituent corporation or a sale, lease, exchange or mortgage of all or substantially all of the assets of the Issuer and its subsidiaries taken as a whole and pursuant to any of which transactions all of the Issuer Common Shares (other than those, if any, which are beneficially owned by BNP and its affiliates) would be exchanged for cash, securities or other property and, in certain circumstances, a tender or exchange offer for any and all of the outstanding Issuer Common Shares. Any Business Combination Proposal submitted by BNP pursuant to the Standstill Agreement is required to be a proposal for the acquisition of not less than 100% of the issued and outstanding Issuer Common Shares (other than those which are beneficially owned by BNP and its affiliates).

     BNP may exchange, at its option, any shares of Common Stock acquired by it pursuant to the provisions described above for shares of Class A Common Stock.

     Post-Standstill Provisions. The Standstill Agreement provides, that, following the expiration of the Standstill Period and until either (i) the Ownership Percentage is less than 10% or (ii) BNP has consummated a Business Combination Proposal pursuant to the procedures described in this paragraph or a tender or exchange offer in which it has acquired at least 90% of the outstanding Issuer Common Shares (the "Post-Standstill Period"), neither BNP nor any of its affiliates may (except as provided below) (i) take any action resulting in a majority of the Issuer's Board of Directors being BNP nominees or otherwise not constituting Independent Directors (as defined below), (ii) increase its beneficial ownership of Equity Securities so that its Ownership Percentage becomes greater than its Permitted Ownership Percentage on the date the Standstill Period terminated, or (iii) take any other action that could result in an increase in the Ownership Percentage or other material transactions between the Issuer and BNP or its affiliates.

     Notwithstanding the foregoing restrictions, during the Post-Standstill Period, BNP may submit a Business Combination Proposal (including a tender or exchange offer for all the outstanding Issuer Common Shares) to the Executive Committee on a confidential basis, whereupon the Executive Committee must promptly retain an independent investment banking firm and outside legal counsel (whose fees will be borne by the Issuer) to assist the Executive Committee in its review of the proposal. If the independent investment banking firm is unable to conclude within a reasonable period of time (not exceeding 60 days) following submission of such Business Combination Proposal to the Executive Committee that such Business Combination Proposal is fair from a financial point of view to the stockholders of the Issuer (other than BNP and its affiliates), or concludes that it is inadequate, then BNP will be required to withdraw such Business Combination Proposal and may not submit another Business Combination Proposal to the Issuer pursuant to this provision for a period of twelve months from the date on which such independent investment banking firm reached such conclusion. See "--Exceptions to Standstill Provisions" below. If the independent investment banking firm concludes that the Business Combination Proposal is fair and adequate, then the Executive Committee will cause the proposal to be submitted to the full Board of Directors of the Issuer for consideration. If a majority of the Independent Directors on the Issuer's Board of Directors conclude, after considering the advice of such financial and legal advisors as such Independent Directors consider relevant and material in the circumstances, that the transaction contemplated by such Business Combination Proposal is not in the best interests of all of the Issuer's stockholders at that time, then BNP will be required to withdraw such Business Combination Proposal and may not submit another Business Combination Proposal to the Issuer pursuant to this provision for a period of twelve months from the date on which the Independent Directors made such conclusion. See "--Exceptions to Standstill Provisions" below. Approval of such Business Combination Proposal by the Issuer's Board of Directors will require the affirmative vote of a majority of the Independent Directors then on the Issuer's Board of Directors (in addition to any other vote required by applicable law) and may be subject to any "market check" procedures for a reasonable period of time (not exceeding 90 days) (the "Market Check Period") as the Issuer's Board of Directors (including a majority of the Independent Directors of the Issuer's Board of Directors) may determine to be appropriate in the circumstances. If within the Market Check Period the Issuer receives from a Third Party a superior proposal (a "Superior Proposal") to the Business Combination Proposal submitted by BNP (as determined in good faith by the Issuer's Board of Directors (including a majority vote of the Independent Directors)), the Issuer will be required to offer BNP a reasonable period after delivery to BNP of notice of such Superior Proposal (but no more than five business days) to revise its Business Combination Proposal so that the terms thereof, as so revised, are superior to the Superior Proposal (as determined in good faith by the Issuer's Board of Directors (including a majority vote of the Independent Directors)). If BNP does not submit, within such five business day period, a revised proposal which is determined in accordance with the preceding sentence to be superior to the Superior Proposal, the Issuer's Board of Directors may cause the Issuer to enter into an agreement for such Superior Proposal and recommend acceptance thereof to the stockholders of the Issuer. In such event, BNP has agreed that it will, and will cause each of its affiliates to, in connection with any vote or action by written consent of the stockholders of the Issuer with respect to such agreement, vote or cause to be voted (or execute or cause to be executed a written consent in respect of) all Voting Securities, if any, beneficially owned by BNP and its affiliates in favor of the Superior Proposal (or, if such Superior Proposal is a tender or exchange offer, tender and cause each of its affiliates to tender, its Equity Securities) unless the Issuer's Board of Directors withdraws its recommendation of such Superior Proposal prior to the date on which such vote is held or such action by written consent becomes effective or the consummation of such tender or exchange offer occurs, as the case may be. If the Issuer does not receive a Superior Proposal during the Market Check Period, then the Issuer and BNP may enter into a definitive agreement (containing customary terms and conditions, including customary "fiduciary out" provisions) to consummate BNP's Business Combination Proposal; provided that the Issuer's Board of Directors has received a reaffirmation as of such date of the fairness opinion described above in form and substance reasonably and in good faith satisfactory to a majority of the Independent Directors. If the independent investment banking firm shall be unable to reaffirm such fairness opinion, the Issuer shall give notice thereof to BNP which shall have 15 days to improve its proposal so that such opinion may be reaffirmed and if, after submission of an improved proposal, if any, such opinion is still not reaffirmed, then the proposed transaction will terminate and BNP may not submit another such proposal under this provision for twelve months following the date such proposal is first submitted by the Executive Committee to the Issuer's Board of Directors for consideration. The Standstill Agreement provides that following the execution of a definitive agreement with the Issuer, BNP is not required to vote its shares in favor of any alternative proposal or tender its shares in any alternative tender or exchange offer which is thereafter entered into by the Issuer or made by any Third Party. "Independent Director" means any Non-Class A Director who is not an affiliate or a past or present officer, director or employee of, and was not nominated by, BNP or any of its affiliates, and is not associated with an entity that performs substantial services for any of the foregoing.

     Other Standstill Provisions. In addition to the limitations on acquisitions of securities, in the Standstill Agreement, BNP has agreed that during the Standstill Period, neither it nor any of its affiliates will:

               (i) initiate, propose or otherwise solicit securityholders of the Issuer for the approval of one or more securityholder proposals or induce or attempt to induce any other person to initiate any securityholder proposal, or seek election to or seek to place a representative or other affiliate or nominee on the Issuer's Board of Directors (other than a nominee for a Class A Director (a "Class A Nominee")) or seek removal of any member of the Issuer's Board of Directors (other than a Class A Director);

               (ii) (A) propose or seek to effect a merger, consolidation, recapitalization, reorganization, sale, lease, exchange or other disposition of substantially all assets or other business combination involving, or a tender or exchange offer for securities of, the Issuer or any of its subsidiaries or any material portion of its or such Subsidiary's business or assets or any other type of transaction that would otherwise result in a Change of Control of the Issuer or in any increase in the Ownership Percentage beyond the then existing Ownership Percentage (any such action described in this clause (A), a "Issuer Transaction Proposal"),
     (B) seek to exercise any control or influence over the management of the Issuer or the Issuer's Board of Directors or any of the businesses, operations or policies of the Issuer (other than solely by virtue of representation on the Issuer's Board of Directors and participation in meetings and other actions of the Issuer's Board of Directors and any duly constituted committee thereof or by informal meetings or consultations with members of the Issuer's Board of Directors or management), (C) advise, assist or encourage or finance (or assist or arrange financing to or for) any other person in connection with any of the matters restricted by, or to otherwise seek to circumvent the limitations of, the Standstill Agreement, or (D) present to the Issuer, its stockholders or any third party any proposal constituting or that can reasonably be expected to result in a Issuer Transaction Proposal or in an increase in the Ownership Percentage;

               (iii) publicly suggest or announce its willingness or desire to engage in a transaction or group of transactions or have another person engage in a transaction or group of transactions that constitute or could reasonably be expected to result in a Issuer Transaction Proposal or in an increase in the Ownership Percentage or take any action that might require the Issuer to make a public announcement regarding any such Issuer Transaction Proposal;

               (iv) initiate, request, induce, encourage or attempt to induce or give encouragement to any other person to initiate, or otherwise provide assistance to any person who has made or is contemplating making, or enter into discussions or negotiations with respect to, any proposal constituting or that can reasonably be expected to result in a Issuer Transaction Proposal or in an increase in the Ownership Percentage;

               (v) solicit proxies (or written consents) or assist or participate in any other way, directly or indirectly, in any solicitation of proxies (or written consents), or otherwise become a "participant" in a "solicitation," or assist any "participant" in a "solicitation" (as such terms are defined in Rule 14a-1 of Regulation 14A and Instruction 3 of Item 4 of Schedule 14A, respectively, under Exchange Act) in opposition to the recommendation or proposal of the Issuer's Board of Directors, or recommend or request or induce or attempt to induce any other person to take any such actions, or seek to advise, encourage or influence any other person with respect to the voting of (or the execution of a written consent in respect of) Voting Securities or execute any written consent in lieu of a meeting of the holders of Voting Securities or grant a proxy with respect to the voting of Voting Securities to any person other than an officer or agent of BNP or the Issuer;

               (vi) form, join in or in any other way (including by deposit of Equity Securities) participate in a partnership, pooling agreement, syndicate, voting trust or other group (as defined in the Exchange Act) with respect to Equity Securities, or enter into any agreement or arrangement or otherwise act in concert with any other person, for the purpose of acquiring, holding, voting or disposing of Equity Securities;

               (vii) take any other actions, alone or in concert with any other person, to seek to effect a Change of Control of the Issuer or an increase in the Ownership Percentage or otherwise seek to circumvent any of the limitations set forth in (i) - (vi) above; or

               (viii) request, or induce or encourage any other person to request, that the Issuer amend or waive any of the provisions of the Standstill Agreement.

The obligations of BNP and its affiliates described in this paragraph will terminate upon the termination of the Acquisition Restrictions as described above under "--Early Release from Standstill Provisions" above in order to permit BNP to make the Business Combination Proposal or the tender or exchange offer described therein.

     During the Post-Standstill Period, BNP may contact or respond to contacts from other stockholders of the Issuer regarding the business and affairs of the Issuer on a confidential basis, but, for the first four years of the Post-Standstill Period, BNP will not, and will not permit any of its affiliates to, either directly or through others (i) solicit, finance or become a participant in a solicitation of proxies or written consents, (A) for the election of Non-Class A Directors of the Issuer, (B) for any stockholder proposal opposed by the Issuer's Board of Directors, or (C) against any proposal submitted to the stockholders and recommended by the Issuer's Board of Directors, (ii) make or submit any proposal to the Issuer's stockholders opposed by the Issuer's Board of Directors, (iii) make any public statement as to any intention or plan to take actions not consistent with the then-applicable terms of the Standstill Agreement, (iv) publicly announce (except as otherwise legally required) any intention to dispose of some or all of its Equity Securities or acquire additional Equity Securities, (v) form or join a group (as defined in the Exchange Act) with the objective or effect of effecting a Change of Control of the Issuer, (vi) take any action inconsistent with the procedures described above under "--Post Standstill Provisions," or (vii) publicly request or encourage others to request that the Issuer waive any of the then-applicable provisions or limitations contained in the Standstill Agreement.

     Exceptions to Standstill Provisions. Notwithstanding the restrictions described above, under the Standstill Agreement BNP may at any time submit a Business Combination Proposal for the Issuer so long as (i) such Business Combination Proposal is made in writing delivered only to the Executive Committee in a manner which does not require public disclosure thereof by the Issuer and (ii) BNP and its representatives keep confidential and refrain from disclosing to any other person the fact that they have made such a Business Combination Proposal or any of the terms thereof. The Standstill Agreement provides that the Executive Committee will be under no obligation to BNP or its affiliates to accept such Business Combination Proposal or to cause such Business Combination Proposal to be submitted to the full Board of Directors of the Issuer for consideration.

     In addition, (i) if part of the agenda of any meeting of the Issuer's Board of Directors or any committee thereof includes the review any proposal submitted by a Third Party with respect to a Issuer Transaction Proposal which would result in a Change of Control of the Issuer, or (ii) if the Issuer's Board of Directors or any committee thereof determines to solicit proposals for such a transaction from Third Parties, the Issuer will be required, subject to certain limited exceptions, to give prompt written notice of such determination to BNP and provide BNP with a reasonable opportunity to, in the case of clause (i), participate as a potential bidder prior to accepting such Third Party proposal or, in the case of clause (ii), participate in the solicitation process as a potential bidder.

     Transfer Restrictions and Related Provisions
     --------------------------------------------

     Transfer Restrictions. Under the Standstill Agreement, BNP has agreed that, for a period of eighteen months after the Closing Date, neither BNP nor its affiliates will Transfer any Equity Securities except Transfers to its affiliates. After such eighteen month period and prior to the second anniversary of the Closing Date, neither BNP nor its affiliates will Transfer any Equity Securities except (i) to an affiliate or (ii) pursuant to a Rule 144 Sale.

     Following the second anniversary of the Closing Date, the Standstill Agreement provides that neither BNP nor its affiliates will Transfer any Equity Securities except for Transfers: (i) pursuant to a Commission-registered underwritten offering in which no more than 2% of the outstanding Issuer Common Shares is Transferred to any person or group (a "Public Offering"), (ii) pursuant to the restrictions of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), applicable to sales of securities by affiliates of an issuer (regardless of whether BNP or its affiliates is deemed at such time to be an affiliate of the Issuer) (a "Rule 144 Sale"), (iii) to an affiliate of BNP which agrees in writing with the Issuer to be bound by the Standstill Agreement as fully as if it or they were an initial signatory thereto, (iv) pursuant to a tender or exchange offer by a Third Party that is not rejected by the Issuer's Board of Directors within the time period prescribed by the Exchange Act and the rules and regulations promulgated by the Commission thereunder, (v) of up to 4.9% of the outstanding Issuer Common Shares to any one institutional investor (a "Privately-Negotiated Sale") which (A) purchases such shares in the normal course of its investment business, for investment purposes only, and with no intention of influencing control of the Issuer and which purchases such shares pursuant to an exemption from the registration requirements of the Securities Act, and (B) provides appropriate certification to the Issuer as to the foregoing matters; provided that neither BNP nor any of its affiliates may exercise its right to Transfer shares as described in this clause (v) on more than one occasion in any 12-month period, (vi) of any number of shares (a "Block Sale") to any one or more institutional investors (but not more than 20% of the then-outstanding Issuer Common Shares to any one bank holding company, as such term is defined under applicable banking regulations, or foreign bank or foreign banking organization, as such terms are defined under applicable banking regulations) who are reasonably acceptable to the Issuer's Board of Directors (such approval not to be unreasonably withheld or delayed) and who agree in writing with the Issuer to be bound by the then-applicable provisions of the Standstill Agreement as fully as if it or they were an initial signatory thereto (a "Qualified Transferee"), or (vii) pursuant to a bona fide pledge to secure money borrowed by BNP or any affiliate, entered into in good faith and not for purposes of avoiding the restrictions set forth in the Standstill Agreement; provided (x) that such pledge is made to a person who is a Qualified Transferee pursuant to clause (vi) above (a "Qualified

Pledgee"), (y) the number of Equity Securities pledged complies with the limitations as to amount set forth in clause (vi) above and (z) at the time such pledge is made, such Qualified Pledgee agrees in writing to be bound by the then-applicable provisions of the Standstill Agreement as fully as if it was an initial signatory thereto. Any Transfer pursuant to clauses (i), (v) or (vi) of the preceding sentence will be subject to the Issuer's right of first refusal described below.

     Right of First Refusal. The Standstill Agreement provides that, prior to any Transfer that is subject to the Issuer's right of first refusal described above, BNP and/or its affiliates proposing to effect such Transfer (the "Transferring Party") is required to deliver written notice (the "Transfer Notice") to the Issuer specifying (i) the person to whom the Transferring Party proposes to make such Transfer (in the case of a Privately-Negotiated Sale or a Block Sale) and the proposed manner of Transfer, (ii) the number or amount and description of the Equity Securities to be Transferred, (iii) except in the case of a Public Offering, the price per share or other security determined in the manner set forth in the Standstill Agreement (the "Offer Price"), and (iv) all other material financial and economic terms and conditions of the proposed Transfer, including a description of any non-cash consideration sufficiently detailed to permit valuation thereof. The Issuer may elect to purchase all (but not less than all) the Equity Securities that are the subject of the Transfer Notice for cash at the Offer Price and upon the other financial and economic terms and conditions specified in the Transfer Notice. If the Issuer elects to purchase the offered Equity Securities, it must give notice to the Transferring Party within 15 business days of its receipt of the Transfer Notice of its election, which notice must include the date set for the closing of such purchase, which date may not be later than five business days following the delivery of such election notice, or, if later, five business days after receipt of all required regulatory approvals. The Issuer may assign its rights to purchase the Equity Securities to another person, in certain circumstances, as set forth in the Standstill Agreement. If the Issuer does not respond to the Transfer Notice within the required response time period or elects not to purchase the offered Equity Securities, the Transferring Party may complete the proposed Transfer (to the same proposed transferee, in the case of a Privately-Negotiated Sale or a Block Sale) on terms no less favorable to the Transferring Party than those set forth in the Transfer Notice and such Transfer must be completed within the time periods specified in the Standstill Agreement.

     Voting of Shares by the Reporting Person
     ----------------------------------------

     The Standstill Agreement provides that BNP and its affiliates may vote any Voting Securities beneficially owned by them as they may elect in their sole discretion on all matters other than the election of directors (other than Class A Directors), in which case, as long the Acquisition Restrictions have not terminated as described under "Standstill and Related Provisions--Early Release from Standstill Provisions" above, BNP and its affiliates must vote any Voting Securities beneficially owned by them in the same proportion as the stockholders of the Issuer other than BNP and its affiliates vote.

     Committees
     ----------

     The Standstill Agreement requires the Issuer to cause each committee of the Board of Directors to, subject to requirements under the Exchange Act or applicable securities exchanges or markets, include at the request of BNP a number of Class A Directors proportionate to the Ownership Percentage, for so long as the Ownership Percentage is at least 20%, except that BNP will not be entitled to designate a majority of any committee.

BOARD SUPERMAJORITY REQUIRED FOR CERTAIN ACTIONS

     The Issuer adopted Amended and Restated By-Laws (the "Amended and Restated By-Laws") in connection with the consummation of the Merger Agreement and the transactions contemplated thereby. The following summary of certain provisions of the Amended and Restated By-Laws is qualified in its entirety by reference to the copy of the Amended and Restated By-Laws attached as Exhibit 3(ii) to the Issuer's Current Report and incorporated herein by reference.

     The Amended and Restated By-Laws provide, among other things, that notwithstanding that a lesser vote or no vote of the Board of Directors (or a committee thereof) may be required by law or the Amended and Restated Certificate of Incorporation, and in addition to any other vote of the Board of Directors (or a committee thereof) required by law or the Amended and Restated Certificate of Incorporation, the affirmative vote of two-thirds of the directors constituting the authorized number of Board of Directors will be required for approval of the following actions:

          (i) any distributions or dividends of securities or other property (other than cash and other than dividends payable in shares of Common Stock or Class A Common Stock), if the fair market value (determined in accordance with the Amended and Restated By-Laws) thereof equals or exceeds 10% of the total of all amounts that are included under stockholders' equity of the Issuer (as shown on its most recent financial statements) as of the date of any such action of the Board of Directors;

          (ii) any repurchase or redemption of outstanding equity securities of the Issuer if the gross consideration to be paid for such repurchase or redemption, together with the gross consideration paid for all such repurchases or redemptions in the preceding twelve month period but net of the amount of the net proceeds from the issuance of other equity securities in such period, equals or exceeds 10% of the total of all amounts that are included under stockholders' equity of the Issuer (as shown on its most recent financial statements) as of the date of any such action by the Board of Directors; and

          (iii) a decision by the Board of Directors to consent to or enter into any cease and desist order or formal agreement with any bank regulatory authority or other governmental agency which would adversely affect the interests of the holders of the Class A Common Stock in the good faith opinion of the Class A Directors (as set forth in a resolution duly adopted by a majority of such Class A Directors).

     As long as BNP continues to own a substantial amount of Class A Common Stock, the taking of any action described above will require the concurrence of at least some of the Class A Directors nominated by BNP.

REGISTRATION RIGHTS AGREEMENT

     The Issuer and BNP entered into a Registration Rights Agreement effective as of the Closing Date (the "Registration Rights Agreement") in connection with the consummation of the Merger Agreement and the transactions contemplated thereby. The following summary of the Registration Rights Agreement is qualified in its entirety by reference to the copy of the Registration Rights

Agreement attached as Exhibit 4(ii) to the Issuer's Current Report and incorporated herein by reference.

     The Registration Rights Agreement contains customary terms and conditions which provide, among other things, that commencing two years after the Closing Date, BNP will have the right to require the Issuer to use its best efforts to register under the Securities Act Registrable Securities (as defined below) for resale in up to five demand registrations and an unlimited number of incidental registrations, provided that the aggregate number of demand and incidental registration requests by BNP may not exceed three in any 12-month period and no more than two demand registrations may be requested in any 12-month period. For purposes of the Registration Rights Agreement, "Registrable Securities" means:
(x) the shares of Common Stock issuable upon the transfer of the shares of Class A Common Stock that may be owned from time to time by BNP and (y) any securities which have been or may be issued or distributed in respect of Class A Common Stock issued to BNP in the Merger or any other shares covered by clause (x) by way of stock dividend, stock split or other distribution, recapitalization, or reclassification, exchange offer, merger, consolidation or similar transaction. The Issuer will pay all registration expenses in connection with each registration of Registrable Securities pursuant to the Registration Rights Agreement.

     BNP's registration rights are subject to the following additional limitations: (i) the Issuer may limit the number of shares to be included in any underwritten offering if, in the judgment of the managing underwriter for such offering, the number of shares to be offered exceeds the number of shares that can be offered without jeopardizing the success of the offering (provided that any such reduction must be pro rata); (ii) the Issuer may defer filing a registration statement (or suspend sales pursuant to an effective registration statement) for up to 60 consecutive days (but not more than 120 days in any twelve-month period) if it would require the Issuer to disclose confidential information which, in the judgment of the Issuer's Board of Directors, would be harmful to disclose, or if such registration and distribution would adversely affect a share repurchase program of the Issuer; and (iii) BNP will agree to suspend offers and sales of the Common Stock following the commencement of a Commission-registered offering of Common Stock by the Issuer for a period of time not to exceed 120 days following the commencement of the offering. The Issuer will be required to suspend its own sales of Common Stock for up to 45 days when BNP is selling shares pursuant to the demand registration rights provisions.


ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.
-------      --------------------------------

Exhibit 1 -  Joint Filing Agreement

Exhibit 2 -  Amended and Restated Certificate of Incorporation of the Issuer.

Exhibit 3 -  Standstill and Governance Agreement, dated as of November 1, 1998, between the Issuer and BNP.

Exhibit 4 -  Amended and Restated By-Laws of the Issuer.

Exhibit 5 -  Registration Rights Agreement, dated as of November 1, 1998, between the Issuer and BNP.

                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  November 6, 1998

BANQUE NATIONALE DE PARIS                FRENCH AMERICAN BANKING CORPORATION


By: /s/ Vivien Levy-Garboua              By: /s/ Patrick Saurat
    ----------------------------             -------------------------------
Name:  Vivien Levy-Garboua               Name:  Patrick Saurat
Title: Directeur General Delegue         Title: Executive Vice President

                                                                      SCHEDULE I
                                                                      ----------

            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

     The names, present principal occupations and business addresses of the directors and executive officers of the Reporting Person are set forth below.
If no address is given, the director's or executive officer's business address is that of the principal executive offices of BNP or FABC, as applicable. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to BNP or FABC, as applicable.

                                DIRECTORS OF BNP

Name and
--------
Business Address             Principal Occupation                   Citizenship
----------------             --------------------                   -----------

Michel Pebereau              Chairman and Chief Executive Officer   France

Patrick Auguste              Executive                              France
Banque Nationale de Paris
33/35, avenue de Lowendal
75015 Paris
France

Jean-Louis Beffa             Chairman and Chief Executive Officer,  France
Compagnie de Saint-Gobain    Saint-Gobain
"Les Miroirs"
18, avenue d'Alsace
92060 Paris-La Defense
France

Jacques Friedmann            Chairman of the Supervisory Board,     France
AXA-UAP                      AXA-UAP
9, Place Vendome
75001 Paris
France

Jean Gandois                 Chairman of the Board,                 France
Cockerill-Sambre             Cockerill-Sambre (Belgium)
Chaussee de la Hulpe, 187
1170 Brussels
Belgium

Jean-Marie Gianno            Employee                               France
Banque Nationale de Paris
2, Boulevard Victor Hugo
06000 Nice
France

Philippe Jaffre                 Chairman and Chief Executive Officer,    France
Elf Aquitaine                   Elf Aquitaine
Tour ELF
2, Place de la Coupole
92078 Paris-La Defense
France

Alain Joly                      Chairman and Chief Executive Officer,    France
L'Air Liquide                   L'Air Liquide
75, Quai d'Orsay
75007 Paris
France

Philippe Mussot                 Employee                                 France
Banque Nationale de Paris
1, Place de la Republique
72000 Le Mans
France

Lindsay Owen-Jones              Chairman and Chief Executive Officer,    England
L'Oreal                         L'Oreal
41, rue Martre
92117 Clichy
France

David Peake                     Chairman of the Board, BNP-UK            England
BNP-UK Holdings Limited         Holdings Limited
8-13 King William Street
P.O. Box 416
London EC4P 4 HS
England

Juergen Sarrazin                Former Chairman of the Board,            Germany
Dresdner Bank                   Dresdner Bank
Jurgen-Ponto-Platz 1
60301 Frankfurt
Germany

Louis Schweitzer                Chairman and Chief Executive Officer,    France
Renault                         Renault
34, Quai du Point du Jour
92100 Boulogne-Billancourt
France

Rene Thomas                     Honorary Chairman                        France

Jacques-Henri Wahl              Adviser to the Chairman                  France

                           EXECUTIVE OFFICERS OF BNP


Name and
--------
Business Address              Principal Occupation                   Citizenship
----------------              -------------------------------------  -----------

Michel Pebereau               Chairman and Chief Executive Officer   France

Baudouin Prot                 President and Chief Operating Officer  France

Georges Chodron de Courcel    Group Executive Vice President         France

Vivien Levy-Garboua           Group Executive Vice President         France

Christian Aubin               Adviser to the Chairman                France

Jean-Francois Lepetit         Adviser to the Chairman;               France
                              Executive Vice President,
                              Asset/Liability Management

Jacques-Henri Wahl            Adviser to the Chairman                France

Bernard Lemee                 Senior Executive Vice President,       France
                              Human Resources

Alain Moynot                  Senior Executive Vice President,       France
                              Domestic Network

Philippe Bordenave            Chief Financial Officer                France

Jacques Desponts              Executive Vice President,              France
                              International Trade Finance

Herve Gouezel                 Executive Vice President,              France
                              Organization and Information
                              Services

Michel Konczaty               Executive Vice President,              France
                              Structured Finance

Marc Lavergne                 Executive Vice President,              France
                              Management Audit and
                              Inspection

Yves Martrenchar              Executive Vice President,              France
                              Products and Markets

Michel Passant                Executive Vice President,              France
                              Operational and Technical
                              Support

Claude Porcherot              Executive Vice President,              France
                              Subsidiaries and Real Estate

Ervin Rosenberg               Executive Vice President,              France
                              Large Corporations and
                              Institutions

Edouard Sautter               Executive Vice President,              France
                              Risk Policy and Industry Research

Jean Thomazeau                Executive Vice President,              France
                              Banks and Risks

Laurent Treca                 Executive Vice President,              France
                              Business Development

                               DIRECTORS OF FABC


Name and
--------
Business Address             Principal Occupation               Citizenship
----------------             --------------------               -----------

Bruno di Nardo               Senior Vice President,             United States
Banque Nationale de Paris    BNP (N.Y.)                         of America
499 Park Avenue
New York, New York 10022

Patrick Saurat               Executive Vice President, FABC;    France
Banque Nationale de Paris    Executive Vice President,
499 Park Avenue              BNP (N.Y.)
New York, New York 10022

Pierre Schneider             President, FABC;                   France
Banque Nationale de Paris    General Manager, BNP (N.Y.)
499 Park Avenue
New York, New York 10022

Jacques-Henri Wahl           Adviser to the Chairman of BNP     France
Banque Nationale de Paris
16, Boulevard des Italiens
75009 Paris
France

                           EXECUTIVE OFFICERS OF FABC


Name and
--------
Business Address    Principal Occupation                  Citizenship
----------------    --------------------                  -----------

Pierre Schneider    President, FABC;
                    General Manager, BNP (N.Y.)           France

Jean-Pierre Beck    Executive Vice President, FABC;       France
                    Executive Vice President, BNP (N.Y.)

Michel DeVries      Executive Vice President, FABC;       France
                    Executive Vice President, BNP (N.Y.)

Louis Deglaire      Executive Vice President, FABC;       France
                    Executive Vice President, BNP (N.Y.)

Patrick Saurat      Executive Vice President, FABC;       France
                    Executive Vice President, BNP (N.Y.)

                                 EXHIBIT INDEX

Exhibit
   No.                            Description
-------                           -----------

  1.      Joint Filing Agreement

  2. Amended and Restated Certificate of Incorporation of the Issuer (incorporated by reference to Exhibit 3(i) to the Issuer's Current Report on Form 8-K filed with the Commission on November 5, 1998).

  3. Standstill and Governance Agreement, dated as of November 1, 1998, between the Issuer and the Reporting Person (incorporated by reference to Exhibit 4(i) to the Issuer's Current Report on Form 8-K filed with the Commission on November 5, 1998).

  4. Amended and Restated By-Laws of the Issuer (incorporated by reference to Exhibit 3(ii) to the Issuer's Current Report on Form 8-K filed with the Commission on November 5, 1998).

  5. Registration Rights Agreement, dated as of November 1, 1998, between the Issuer and the Reporting Person (incorporated by reference to Exhibit 4(ii) to the Issuer's Current Report on Form 8-K filed with the Commission on November 5, 1998).